UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Public Company of Authorized Capital

CNPJ/MF: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 19, 2021.

1	DATE, TIME AND PLACE: Held on April 19, 2021, at 07:00 p.m., at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

2	Call Notice and Attendance: Call notice in accordance with Company By-laws, the attendance of the members of the Board of Directors was verified through conference call, as determined on Article 20 of the Company By-laws.

3	Presiding Board: Nercio José Monteiro Fernandes, as chairman; and Ana Paula Frigo as secretary.

4	AGENDA The members of Company's Board of Directors met to approve the following agenda: (i) to review and decide about Management Annual Report and Financial Statament referring the fiscal year ended on December 31, 2020, the Proposal for the Allocation of Profit for futher appreciation on Ordinary General Meeting to be called under the terms of Law no. 6.404/76 (“Corporate Law”), also to authorize the publication of the referred Financial Statements by the Company, and release of results, as assent by Company’s Fiscal Council and the Audit Committee at a meetings held on April 19, 2021; and (ii) to ratificate all acts executed by the Board of Directors of the Company to effective these deliberations related with this agenda.

5	RESOLUTIONS: After discussion and review of the Agenda, the following resolutions were unanimously approved by the Board of Directors:

5.1	The independent auditors of E&Y expressed an unqualified opinion and the Members of the Fiscal Council and the Audit Committee of the Company expressed a favorable opinion about Management Annual Report and the Financial Statements referring to fiscal year ended on December 31, 2020, and the Proposal for the Allocation of the Company's Results for the aforementioned period, proposing that the accumulated loss in the fiscal year ended on December 31, 2020 be recorded, as earned in the Company's financial statements, in the amount of R$ 80,073,283.00 ( eighty million and seventy-three thousand, two hundred and eighty-three reais), and that the balance of the Company's profit reserves is partially used to absorb the entire loss ascertained in the year, was authorized the publication of Company’s Financial Stataments, including the disclosure of the Standard Financial Statements (DFP) related to fiscal year of 2019, under the terms of the CVM Instruction 480, of December 7, 2009.

5.2	The authorization the Board of Directos of the Company to adopt all provisions and perform all acts necessary to provide the purpose of this deliberation above.

6                CLOSING: There being no further business to discuss, these minutes were drawn up, read and approved and signed by all members presents and by the Chairman and the Secretary of the Presiding Board. São Paulo, April 19, 2021. Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo. Members of the Board of Directors: Nercio José Monteiro Fernandes, João Cox, Roger de Barbosa Ingold, Alon Dayan, Alberto Menache.

I hereby certify that these minutes are a true copy of the minutes drawn up in the proper book.

São Paulo, April 19, 2021.

_________________________________________

Ana Paula Frigo

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer